[Desc Logo]                               FOR IMMEDIATE RELEASE

                                          Contact: DESC
                                                   Arturo D'Acosta Ruiz
                                                   Mariana Alvarez  Neder
                                                   011 525 261 8000
                                                   desc@mail.desc.com.mx
                                                          - or -
                                                   CITIGATE DEWE ROGERSON
                                                   Mikhal Stein
                                                   305 381 6500
                                                   mstein@cg-mi.com


               DESC, S.A. DE C.V., ISSUES 850 MILLION PESOS MEDIUM
               ---------------------------------------------------
                       TERM NOTES IN THE DOMESTIC MARKET
                       ---------------------------------


           MEXICO CITY, Mexico, November 10, 1999 -- DESC, S.A. de C.V. (NYSE:
DES; BMV: DESC)

           Desc S.A. de C.V. and Chase Manhattan Bank Mexico issued the first tranche of medium term notes under the 3 billion pesos program previously announced by the Company and previously authorized by the CNBV. This issue is for 850 million pesos and is rated by Duff & Phelps with a MAA grade. The real net rate is 9% and is UDIs denominated.

           With this transaction Desc and Chase achieved the biggest corporate debt issue seen in the domestic [Mexican] market, with a term of 7 years and the best financing conditions in UDIS to date.

           BBV - Probursa was the Placement Agent







DESC S.A. DE C.V.
PASEO DEL LOS TAMARINDOS 400-B
BOSQUES DE LAS LOMAS
05120 MEXICO D.F.
WWW.DESC.COM.MX



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